To Whom It May Concern:

We hereby consent to the use in the Registration Statement of World Media & Technology Corp. (formerly Halton Universal Brands Inc.) on Amendment No 1 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated August 12, 2015 on the restated balance sheet of World Media & Technology Corp. (formerly Halton Universal Brands Inc.) as of December 31, 2014 the related restated statements of operations, changes in shareholders’ deficit and cash flows for the period from May 2014 (Inception) to December 31, 2014 which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Cutler & Co. LLC

Wheat Ridge, formerly Arvada, Colorado

September 1, 2015

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033  ~ Phone 303-968-3281  ~  Fax 303-456-7488  ~  www.cutlercpas.com